UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

For annual reports of employee stock purchase, savings and similar plans pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-5057

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED

263 Shuman Boulevard

Naperville, IL 60563

OFFICEMAX

SAVINGS PLAN

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm)

December 31, 2009

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and the Plan Administrator of the OfficeMax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2009 and schedule H, line 4j—schedule of reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 29, 2010

OFFICEMAX

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Investments, at fair value:
Common collective fund	$164,808,368	$174,786,264
Registered investment companies	198,428,490	151,297,560
Self-directed investment accounts	13,247,255	10,412,291
OfficeMax Company Stock Fund	9,069,383	4,579,486
OfficeMax ESOP fund	37,741,436	43,937,858

Total investments at fair value	423,294,932	385,013,459
Participant loans	6,450,755	6,436,007
Receivables:
Participant contributions	—	1,427
Employer contributions	—	451
Other receivables	61,256	—

Total receivables	61,256	1,878
Liabilities	—	(15,084)

Net assets available for benefits, before adjustment	429,806,943	391,436,260

Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive contracts	(3,468,054)	2,376,775

Net assets available for benefits	$426,338,889	$393,813,035

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions:
Investment income:
Net gains from investments sold—self-directed investment accounts	$758,214
Net gains from investments sold—other	2,033,936
Net appreciation in fair value of investments—self-directed investment accounts	2,761,532
Net appreciation in fair value of investments—other	38,673,956
Interest income	5,068,118
Dividend income	7,302,027
Interest on participant loans	351,305
Contributions:
Employer, net of forfeitures	1,042,767
Participant, including rollovers	18,175,997
Proceeds from class action settlements	1,749,686

Total additions	77,917,538

Deductions:
Participant withdrawals	45,023,183
Administrative expenses	368,501

Total deductions	45,391,684

Net change	32,525,854

Beginning balance per Statement of Net Assets Available for Benefits	393,813,035
Ending balance per Statement of Net Assets Available for Benefits	426,338,889

Net change	$32,525,854

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

(1)	Description of Plan

The following brief description of the OfficeMax Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the plan document for more complete information.

(a)	General

On December 31, 2004, OfficeMax Incorporated (the Company) merged the Boise Cascade Qualified Employee Savings Trust (QUEST), the Boise Cascade Corporation Retirement Savings Plan (RSP), and the OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan.

The Plan is a defined contribution plan containing a “cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to minimum age and hours requirements, covers all eligible employees of the Company, including employees who had formerly participated in the OfficeMax, Inc. Savings Plan, RSP, or QUEST. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an “individual account plan” in accordance with Section 404(c) of ERISA and is intended to satisfy the requirements of Department of Labor Regulation §2550.404c-1.

In April 2009, the Treasury Department of the Commonwealth of Puerto Rico ruled that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established thereunder is entitled to exemption from local income taxes.

The Plan is administered by the Company. The trustee is Vanguard Fiduciary Trust Company (VFTC) and Vanguard Group, Inc. (Vanguard) is the record keeper. The Plan is part of a bundled service arrangement through Vanguard with various investment options.

(b)	Participant Contributions

Participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of their eligible compensation except that Puerto Rican participants may contribute 1% to 10% of eligible compensation. Contributions may only be made on a before-tax basis.

Contributions by highly compensated participants who have been classified as such for two or more consecutive years are restricted to 3% of eligible compensation. Contributions by highly compensated participants who have been classified as such for only one year are restricted to 7% of eligible compensation.

As of January 1, 2008, any Puerto Rican participant who takes a hardship distribution from the Plan, and who would otherwise be eligible to contribute to the Plan, may not contribute to the Plan for a period of twelve months after such distribution.

(c)	Company Match

During 2008, the participants were eligible to receive Company matching contributions in the form of cash in the amount of $0.50 for every dollar contributed up to the first 6% of eligible earnings.

During 2009, the Plan was amended to suspend Company matching contributions under the Plan effective as of the first paychecks issued after March 6, 2009. For paychecks issued after March 6, 2009, any Company matching contributions will be made at the sole discretion of the Company.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company match, if any, and an allocation of Plan earnings and expenses based upon the relative account balances and investment funds in which the participant’s account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant’s vested account balance.

(e)	Vesting

A participant’s Before Tax Contribution Account, After Tax Contribution Account (if applicable to the extent the participant was able to make such contributions under a predecessor plan prior to January 1, 2005), and Rollover Contribution Account, each defined under the Plan, are always 100% vested and non-forfeitable.

For participants who are hired on or after January 1, 2005, a participant’s Employer Account, defined in the Plan, and which contains any Company matching funds received by the participant, shall be 100% vested and non-forfeitable upon the earliest of: attaining age 65; completing three years of service with the Company; or death while employed by the Company.

For participants who began participating in the Plan prior to January 1, 2005, a participant’s Employer Account is 100% vested.

(f)	Forfeitures

Upon a participant’s termination of employment, amounts not fully vested are forfeited upon the earlier of the date the terminated participant takes a distribution or experiences a one-year break in service. However, if the participant is reemployed prior to incurring five consecutive one-year breaks in service, such forfeiture shall be restored, without interest. Forfeited amounts may be used to reduce the amount of current Company contributions to the Plan, to restore forfeitures to eligible participants upon their reemployment or to pay administrative expenses of the Plan. Forfeiture amounts available as of the end of 2009 and 2008 were $142,387 and $ 682,294, respectively.

(g)	Investment Options

Beginning April 1, 2008, participants may direct their contributions to any of the following investment options. Vanguard is the investment manager for each of these funds except for the OfficeMax Company Stock Fund and the VBO Vanguard Brokerage Option.

Vanguard 500 Index Fund

Vanguard Small-Cap Index Fund

Vanguard Total Bond Market Index Fund

Vanguard Total International Stock Index Fund

Vanguard Target Retirement Income Fund

Vanguard Target Retirement Fund 2005

Vanguard Target Retirement Fund 2010

Vanguard Target Retirement Fund 2015

Vanguard Target Retirement Fund 2020

Vanguard Target Retirement Fund 2025

Vanguard Target Retirement Fund 2030

Vanguard Target Retirement Fund 2035

Vanguard Target Retirement Fund 2040

Vanguard Target Retirement Fund 2045

Vanguard Target Retirement Fund 2050

Vanguard Retirement Savings Trust V

Vanguard REIT Index Fund

OfficeMax Company Stock Fund

VBO Vanguard Brokerage Option

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. The Plan also offers a brokerage option. This option affords more flexibility in choosing retirement savings investments by allowing participants, at their discretion, to invest in New York Stock Exchange, American Stock Exchange, and NASDAQ listed stock, most corporate and government bonds, and mutual funds from other fund families. Investments will be made in accordance with guidelines in the Plan document; the Trust Agreement between VFTC, as trustee, and the Company; and in accordance with investment policies established by the Company.

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants’ contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and to transfer existing account balances among the Plan’s investment funds on a daily basis with some restrictions.

The OfficeMax Company Stock Fund will no longer accept new contributions or transfers effective July 1, 2010, and will cease as an investment option effective October 1, 2010.

(h)	Participant Loans

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the brokerage option account, with a minimum loan amount of $1,000. For years prior to 2005, a participant could borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account, rollover account, and vested Company contribution account, or (3) the total market value of the participant’s before-tax, after-tax and rollover account balances not invested in the brokerage option account, with a minimum loan amount of $1,000. However, for participants in the OfficeMax, Inc. Savings Plan for years prior to 2005, participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, new loans are repayable over a maximum of five years. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years.

As of January 1, 2005, the interest rate for all new participant loans is equal to the Prime Rate published by Reuters as of the first day of the calendar month in which the loan is issued plus 1% and is fixed over the life of the loan. For loans prior to January 1, 2005 issued to participants of the Quest and RSP plans, the plan administrator determined the interest rate, which was based on prevailing market conditions and was fixed over the life of the loan. For loans prior to January 1, 2005 issued to participants in the OfficeMax, Inc. Savings Plan, the interest rate on participant loans was equal to the Prime Rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan was effective plus 1% and was fixed over the life of the loan. Interest rates on loans outstanding in the Plan at December 31, 2009 and December 31, 2008 ranged from 4.0% to 9.25%.

Participant loans are valued at amortized cost, which approximates fair value.

(i)	ESOP Fund

The ESOP is a financial component added to the Plan in 1989 to facilitate the Company’s matching contributions for certain participants described below. The ESOP fund consists of Company matching contributions as described below; employees cannot invest any other contributions in the ESOP fund component.

On July 10, 1989, the plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock were allocated to the participant accounts of participants who were hired on or before October 31, 2003 (except participants formerly in QUEST, RSP, or the OfficeMax, Inc. Savings Plan who were merged into the SSRP on December 31, 2004) in accordance with the terms of the ESOP component. Matching allocations were made to eligible participants’ ESOP accounts in 2004. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, the proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan’s trustee at any time into Common Stock at a conversion ratio of .82168 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions, prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 31, 2009 and December 31, 2008, the Preferred Stock was valued at $45 per share, which represents the minimum amount at which it can be redeemed.

Holders of preferred stock in the ESOP fund are entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of Common Stock as one class. Participants invested in the ESOP Fund shall be entitled to one vote for each share of Preferred Stock allocated to them based on the amount of their investment in the ESOP fund.

Beginning January 1, 2009, a participant may diversify any portion of the participant’s investment in the ESOP Fund. As a result, the ESOP Fund is no longer categorized as a non-participant directed investment, as it was in 2008.

(j)	Distributions

On termination of employment, where an account balance is greater than $1,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or partial withdrawals or payments over varying periods, or may elect to defer distribution completely. On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

A participant may elect to receive proceeds of a withdrawal from the ESOP or the OfficeMax Company Stock Fund in cash or in whole shares of Company common stock. Any fractional shares shall be distributed in cash.

(2)	Summary of Accounting Policies

The Plan follows the significant accounting policies listed below:

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 962 (formerly known as FASB Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for a discussion of the fair value measurement of Plan investments.

Net gains (losses) from investments sold and net appreciation (depreciation) in fair value of investments are reflected in the statement of changes in net assets available for benefits and include realized gains and losses on investments bought and sold and the change in appreciation and depreciation from one period to the next, respectively. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Expenses

The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

(f)	Rollovers from Other Plans

During the plan year ended December 31, 2009, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers into the Plan. These rollover contributions totaled $876,835.

(g)	Risk and Uncertainties

The Plan offers a number of investment options including the OfficeMax Company Stock Fund and a variety of pooled or collective investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (see note 1(g)). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP and OfficeMax Company Stock Fund, each of which invest in securities of a single issuer. As of December 31, 2009, the Plan’s total investment in OfficeMax Common Stock is $9,069,383.

(h)	New Accounting Standards

In June 2009, the FASB issued a statement establishing the FASB Accounting Standards Codification (“the ASC” or “the Codification”). Effective for interim and annual periods ended after September 15, 2009, the Codification became the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB statement establishing the ASC is not intended to change existing GAAP and as such did not have an impact on the Plan’s financial statements. References have been updated to reflect the Codification.

In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This guidance was effective for fiscal years beginning after November 15, 2007, for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. In November 2007, the FASB provided a one year deferral for the implementation of this guidance for other nonfinancial assets and liabilities. The Plan adopted this guidance for financial assets and liabilities effective at the beginning of fiscal year 2008 and for non-financial assets and liabilities effective at the beginning of fiscal year 2009. The adoption of this guidance had no significant impact on our consolidated financial statements for either fiscal year 2008 or 2009.

In April 2009, the FASB issued updated guidance related to fair-value measurements to clarify the considerations related to measuring fair-value in inactive markets and modify the recognition and measurement of other-than-temporary impairments of debt securities. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB issued guidance which establishes accounting and disclosure requirements for subsequent events. This guidance details the period after the balance sheet date during which the Plan should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which the Plan should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. The adoption of this guidance is reflected in these financial statements.

In October 2009, the FASB issued an update which provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption of this guidance is reflected in these financial statements.

(3)	Related Party Transactions

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. As VFTC acted as trustee for Plan investments, transactions in such investments qualify as permitted party-in-interest transactions (as defined by ERISA) which are exempt from the prohibited transaction rules. The Company as the plan sponsor is also a related party. Plan investments in Company common and preferred stock are permitted party-in-interest transactions. Participant loans are also permitted party-in-interest transactions.

(4)	Plan Termination

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

(5)	Income Tax Status

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Trust was tax exempt as of the financial statement date.

The Plan covers participants who are residents of Puerto Rico. As such, a separate determination letter is required from the Puerto Rican Hacienda (Puerto Rican equivalent of the United States Internal Revenue Service) for qualification under the Puerto Rican Internal Revenue Code. The Plan received a favorable determination letter from the Puerto Rican Hacienda on April 2, 2009 indicating that the Plan was found to have been in compliance with the applicable requirements of the Puerto Rican Hacienda and, therefore, qualified as tax exempt.

(6)	Fair Value Measurements

The Plan’s investments are stated at fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Other investments in the common collective fund: Other investments in the Vanguard Retirement Savings Trust (the Trust), a public investment vehicle, are valued using the net asset value (NAV) provided by Vanguard, the administrator of the Trust. The NAV is based on the value of the assets owned by the Trust, less liabilities at year-end. While the underlying assets are actively traded on an exchange, the Trust is not. There are no imposed redemption restrictions on participants. However, there is a twelve month hold on any asset transfers out of the Trust by participating plans wishing to liquidate their entire investment in the Trust. In addition, new plans must be approved prior to entering the Trust. The Plan has no contractual obligations to further invest in the Trust. See Note 8, Vanguard Retirement Savings Trust V (Stable Value Fund), for a further description of the Trust.

Fully benefit-responsive investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. See Note 8, Vanguard Retirement Savings Trust V (Stable Value Fund), for further discussion of fully benefit-responsive investment contracts.

Shares of registered investment companies: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Company common stock held by the Plan: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Series D Preferred Stock held by the ESOP component of the Plan: Valued at $45 per share, based on a third party appraisal, which considered the dividend yield, liquidation preference, conversion feature and other terms of the Preferred Stock.

Equities: Valued at the last quoted bid prices.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices for identical or similar assets or liabilities in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about market participants.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Investments at Fair Value as determined by quoted prices in active markets (Level 1)		Valuation techniques based on observable market data (Level 2)		Valuation techniques incorporating information other than observable market data (Level 3)		Total
Common collective fund:	$		$		$		$
Other investments		—		31,604,428		—		31,604,428
Fully benefit-responsive investment contracts		—		133,203,940		—		133,203,940

Total Vanguard Retirement Savings Trust V		—		164,808,368		—		164,808,368

Registered investment companies		198,428,490		—		—		198,428,490
OfficeMax Company Stock Fund		9,069,383		—		—		9,069,383
OfficeMax ESOP fund		—		—		37,741,436		37,741,436
Self-directed investment accounts:
Cash		35,252		—		—		35,252
U.S. government securities		228,199		—		—		228,199
Common corporate stock		6,380,804		—		—		6,380,804
Registered investment companies		6,603,000		—		—		6,603,000

Total Vanguard brokerage option		13,247,255		—		—		13,247,255

Total investments at fair value		$220,745,128		164,808,368		37,741,436		423,294,932

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at Fair Value as determined by quoted prices in active markets (Level 1)		Valuation techniques based on observable market data (Level 2)		Valuation techniques incorporating information other than observable market data (Level 3)		Total
Common collective fund:	$		$		$		$
Other investments		—		36,184,997		—		36,184,997
Fully benefit-responsive investment contracts		—		138,601,267		—		138,601,267

Total Vanguard Retirement Savings Trust V		—		174,786,264		—		174,786,264

Registered investment companies		151,297,560		—		—		151,297,560
OfficeMax Company Stock Fund		4,579,486		—		—		4,579,486
OfficeMax ESOP fund		—		—		43,937,858		43,937,858
Self-directed investment accounts:
Cash		17,904		—		—		17,904
Preferred corporate stock		11,186		—		—		11,186
Common corporate stock		4,892,696		—		—		4,892,696
Registered investment companies		5,490,505		—		—		5,490,505

Total Vanguard brokerage option		10,412,291		—		—		10,412,291

Total investments at fair value		$166,289,337		$174,786,264		$43,937,858		$385,013,459

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and for the year ended December 31, 2008:

	2009 Level 3 Assets	2008 Level 3 Assets
Balance, beginning of the year	$43,937,858	$51,575,111
Dividend income	2,897,515	3,491,661
Withdrawals and transfers to other funds	(9,093,937)	(11,128,914)

Balance, end of the year	$37,741,436	$43,937,858

(7)	Investments

The following table represents the fair value of investments as of December 31, 2009. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2009
Common collective fund:
Vanguard Retirement Savings Trust V*	$164,808,368

Registered investment companies:
Vanguard 500 Index Fund Investor Shares*	67,909,839
Vanguard Prime Money Market Fund	734,597
Vanguard REIT Index Fund Investor Shares	4,441,121
Vanguard Small-Cap Index Fund Investor Shares*	26,734,643
Vanguard Target Retirement 2005 Fund	2,077,565
Vanguard Target Retirement 2010 Fund	4,678,337
Vanguard Target Retirement 2015 Fund	9,583,285
Vanguard Target Retirement 2020 Fund	8,780,879
Vanguard Target Retirement 2025 Fund	7,478,558
Vanguard Target Retirement 2030 Fund	7,102,713
Vanguard Target Retirement 2035 Fund	5,691,748
Vanguard Target Retirement 2040 Fund	3,227,533
Vanguard Target Retirement 2045 Fund	1,802,178
Vanguard Target Retirement 2050 Fund	613,804
Vanguard Target Retirement Income	2,229,269
Vanguard Total Bond Market Index Fund Investor Shares	19,836,543
Vanguard Total International Stock Index Fund*	25,505,878

198,428,490

OfficeMax Company Stock Fund	9,069,383
OfficeMax ESOP fund*	37,741,436

Self-directed investment accounts:
Cash	35,252
U.S. government securities	228,199
Common corporate stock	6,380,804
Registered investment companies	6,603,000

13,247,255

Total investments at fair value	423,294,932
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	(3,468,054)

Total investments available for benefits	$419,826,878

The following table represents the fair value of investments as of December 31, 2008. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2008
Common collective fund:
Vanguard Retirement Savings Trust V*	$174,786,264

Registered investment companies:
Vanguard 500 Index Fund Investor Shares*	54,825,156
Vanguard REIT Index Fund Investor Shares	3,188,872
Vanguard Small-Cap Index Fund Investor Shares*	20,115,965
Vanguard Target Retirement 2005 Fund	1,944,098
Vanguard Target Retirement 2010 Fund	3,602,448
Vanguard Target Retirement 2015 Fund	7,053,173
Vanguard Target Retirement 2020 Fund	6,901,002
Vanguard Target Retirement 2025 Fund	5,651,850
Vanguard Target Retirement 2030 Fund	4,935,713
Vanguard Target Retirement 2035 Fund	3,850,300
Vanguard Target Retirement 2040 Fund	2,165,626
Vanguard Target Retirement 2045 Fund	1,019,844
Vanguard Target Retirement 2050 Fund	292,932
Vanguard Target Retirement Income	2,576,572
Vanguard Total Bond Market Index Fund Investor Shares	16,712,244
Vanguard Total International Stock Index Fund	16,461,765

151,297,560

OfficeMax Company Stock Fund	4,579,486
OfficeMax ESOP Fund*	43,937,858

Self-directed investment accounts:
Cash	17,904
Preferred corporate stock	11,186
Common corporate stock	4,892,696
Registered investment companies	5,490,505

10,412,291

Total investments at fair value	385,013,459

Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	2,376,775

Total investments available for benefits	$387,390,234

(8)	Vanguard Retirement Savings Trust V (Stable Value Fund)

The Vanguard Retirement Savings Trust V (the Trust) holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts). These Contracts were reported at estimated fair value as determined by the investment manager. The estimated fair value of the Contracts was based on current interest rates for similar investments with like maturities at December 31, 2009 and 2008.

These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in Note 2, Summary of Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) termination of the Plan, (2) a material adverse change to the provisions to the Plan, (3) employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; breach of material obligations under the Contracts and misrepresentation by the contract holder: or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio.

During the year ended December 31, 2009, the average annual yield earned by the Vanguard Retirement Savings Trust V was 3.15% and the average annual yield paid to participants was 2.86%. During the year ended December 31, 2008, the average annual yield earned by the Trust was 3.67% and the average annual yield paid to participants was 3.38%. Average annual yields are reported as of the Trust’s fiscal year end.

(9)	Plan Amendments

During 2009, the Plan was amended to authorize the adoption of a separate plan for the Puerto Rico participants, the OfficeMax Puerto Rico Savings Plan (the “Puerto Rico Plan”), to be effective January 1, 2010, with the same rights and privileges provided for those participants in the OfficeMax Savings Plan. In addition, under the new Puerto Rico Plan, Puerto Rico participants may borrow from their investment accounts and may rollover balances from other qualified Puerto Rican plans.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to the Form 5500:

	2009	2008
Net assets available for benefits per financial statements	$426,338,889	$393,813,035
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive contracts	3,468,054	(2,376,775)
Participant loans deemed distributed	(3,737)	—

Net assets available for benefits per the Form 5500	$429,803,206	$391,436,260

Net change in net assets available for benefits per the financial statements	$32,525,854
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive contracts	5,844,829
Participant loans deemed distributed	(3,737)

Net change in net assets available for benefits per the Form 5500	$38,366,946

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

ERISA rules require that loans for which participants have stopped making payments are to be deemed distributed to those participants for purposes of filing the Form 5500. This requires that net assets available for benefits be reported net of participant loans deemed distributed as of year-end, and that changes in net assets available for benefits be reduced by participant loans deemed distributed during the year. Therefore, participant loans deemed distributed represents a reconciling item.

(11)	Subsequent Events

On January 4, 2010, the assets of the Plan attributable to Puerto Rico participants were spun off and transferred to the Puerto Rico Plan. The fair value of the assets transferred was approximately $380,000.

Schedule I

OFFICEMAX

SAVINGS PLAN

Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Common collective fund:
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust V, at fair value	$161,340,314	$164,808,368
	Registered Investment Companies:
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Fund Investor Services	76,810,058	67,909,839
Vanguard Fiduciary Trust Company*	Vanguard Prime Money Market Fund	734,597	734,597
Vanguard Fiduciary Trust Company*	Vanguard REIT Index Fund Investor Services	5,032,060	4,441,121
Vanguard Fiduciary Trust Company*	Vanguard Small-Cap Index Fund Investor Shares	27,426,120	26,734,643
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2005 Fund	2,177,578	2,077,565
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2010 Fund	4,809,269	4,678,337
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2015 Fund	9,935,814	9,583,285
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2020 Fund	9,105,909	8,780,879
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2025 Fund	7,870,492	7,478,558
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2030 Fund	7,410,953	7,102,713
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2035 Fund	5,980,620	5,691,748
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2040 Fund	3,339,532	3,227,533
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2045 Fund	1,809,479	1,802,178
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2050 Fund	580,330	613,804
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement Income	2,255,847	2,229,269
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund Investor Shares	19,476,175	19,836,543
Vanguard Fiduciary Trust Company*	Vanguard Total International Stock Index Fund	27,438,940	25,505,878

OfficeMax Incorporated*	OfficeMax Company Stock Fund	12,525,410	9,069,383
OfficeMax Incorporated*	OfficeMax ESOP fund	30,701,232	37,741,436

Vanguard Fiduciary Trust Company*	Self-Directed Investment Accounts: Vanguard Brokerage Option	13,615,900	13,247,255

Participants*	1,679 loans to participants, varying maturity dates through January 1, 2015, interest rates ranging from 4.00% - 9.25%	6,450,755	6,450,755

	Total investments and participant loans	$436,827,384	$429,745,687

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule II

OFFICEMAX

SAVINGS PLAN

Form 5500 — Schedule H, Line 4(j) — Schedule of Reportable Transactions

Year ended December 31, 2009

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price		Historical Cost of Asset		Current Value of Asset on Transaction Date	Historical Gain (Loss)
Total transactions exceeding 5%:
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Fund	$11,411,846	$		$		$11,411,846	$
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Fund			11,357,099		15,428,853	11,357,099		(4,071,754)
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust V	19,772,585					19,772,585
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust V			35,523,687		35,523,687	35,523,687		—

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OfficeMax Savings Plan

By:	/s/ Jeff Johnson
Jeff Johnson Chair, Retirement Committee

Date: June 29, 2010

OFFICEMAX

SAVINGS PLAN

Filed with the Report

on Form 11-K for the Plan Year Ended

December 31, 2009

Index to Exhibits

Reference	Description	Page number

Exhibit 23	Consent of Independent Registered Public Accounting Firm Dated June 29, 2010	21